SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(MARK ONE)
           X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          ---     EXCHANGE ACT OF 1934


                     For the fiscal year ended December 31, 2001

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          ---

           For the transition period from _________ to __________

                               Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN

                            (Full title of the plan)




                          UNITED INDUSTRIAL CORPORATION

        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation

                              570 Lexington Avenue

                            New York, New York 10022

                     (Address of principal executive office)

                              REQUIRED INFORMATION

Item 4.

           The financial statements and supplemental schedule of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2001 (attached).


Exhibits
--------

 23.1                 Consent of Ernst & Young LLP.

      UIC 401(K) RETIREMENT SAVINGS PLAN

      Audited Financial Statements and Supplemental Schedule

      Year ended December 31, 2001 with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule


                          Year ended December 31, 2001




                                    CONTENTS


Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................2
Statement of Changes in Net Assets Available for Benefits..............3
Notes to Financial Statements..........................................4

Supplemental Schedule

Schedule H, Line 4i -
   Schedule of Assets (Held At End of Year)............................9

                         Report of Independent Auditors


Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ Ernst & Young LLP

Harrisburg, Pennsylvania
May 3, 2002

                       UIC 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                      2001                  2000
                                             ------------------------------------------
ASSETS
Investments                                  $     94,629,620      $     96,122,751
Employer contribution receivable                      156,776                  -
Due from broker                                        51,057                 1,448
                                             ------------------------------------------
Net assets available for benefits            $     94,837,453      $     96,124,199
                                             ==========================================





See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

ADDITIONS
Investment income (loss):
   Net realized and unrealized depreciation in aggregate fair value of investments      $   (8,474,856)
   Interest and dividends                                                                    2,316,414
                                                                                    --------------------
                                                                                            (6,158,442)

Contributions:
   Employee                                                                                  7,070,736
   Employer                                                                                  3,823,054
   Rollovers                                                                                   579,463
                                                                                    --------------------
                                                                                            11,473,253
                                                                                    --------------------
Total additions, net                                                                         5,314,811

DEDUCTIONS
Benefit payments                                                                             6,601,557
                                                                                    --------------------

Net decrease                                                                                (1,286,746)

Net assets available for benefits at beginning of year                                      96,124,199
                                                                                    --------------------
Net assets available for benefits at end of year                                       $    94,837,453
                                                                                    ====================



See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the UIC 401(k) Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.


INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are reported at current redemption value. Investments in common stocks, including the United Industrial Corporation Common Stock, are reported at fair value, based on published market prices. United States Government securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation (the "Company" or "Employer") is the named fiduciary, which controls and manages the operations of the Plan and acts as Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

Additional information about the Plan and the vesting and benefit provisions is contained in the Plan Document. Copies are available from the Company's Human Resources department.

ELIGIBILITY

Full-time employees are eligible to participate in the Plan in the quarter following their date of hire, or if later, the quarter following attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, a part-time employee may participate when they have completed 1,000 hours of service during a Plan year.

CONTRIBUTIONS

Effective January 1, 2001, participating employees contribute to the Plan through payroll deductions in amounts not less than 2% nor more than 17% of their earnings, up to the annual Internal Revenue Service (IRS) limit. Prior to January 1, 2001, participating employees contributed to the Plan a minimum of 2% of earnings up to the annual IRS limit and for certain participants from 2% to 15% of their earnings, up to the annual IRS limit. Contributions to the Plan are invested in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

Effective January 1, 2001, Employer matching contributions are based on the participants' years of service, and range between 3% and 8% of employee compensation. Prior to January 1, 2001, Employer matching contributions were equal to the lesser of 50% of the employees' contributions or 4% of employee compensation.

Effective January 1, 2001, participants are immediately 100% vested in employer contributions. Prior to January 1, 2001, Employer contributions were vested after five years of service.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In 2001 and 2000, certain participants' Employer matching contributions are 50% of the employees' contributions up to 6% of compensation. Additionally, these same participants who have at least one hour of service during the year are eligible for an Employer contribution equal to 3% of compensation plus 3% of compensation in excess of the Social Security taxable wage base, as defined. This latter contribution amounted to approximately $339,000 in 2001, of which approximately $157,000 is receivable at December 31, 2001.

Employer contributions for certain participants continue to vest according to a five-year vesting schedule.

Upon enrollment, a participant may direct employee and employer contributions in 1% increments to any of the Plan's 16 investment fund options, one of which is a self-directed brokerage account. Generally, participants may change their investment options at any time.


PAYMENT OF BENEFITS

Upon termination of service or attainment of 59 1/2years of age, any participant may elect to receive a lump-sum distribution equal to his or her vested account balance. Participants may also receive hardship withdrawals, subject to certain restrictions as defined in the Plan Document.


PARTICIPANT LOANS

Participants may borrow from their plan accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed 60 months, except in the case of loans incurred for the purchase of a primary residence.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contributions and an allocation of (a) the Employer's contributions and (b) investment income. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


ADMINISTRATIVE EXPENSES

Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Company for acting as trustee of the investments of the Plan, were paid by the Company in 2001.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. INVESTMENTS

During 2001, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in aggregate fair value as determined by quoted market prices as follows:





   Mutual funds                                             $    (8,762,238)
   United States Government securities                                 (100)
   United Industrial Corporation common stock fund                  425,692
   Other common stocks                                             (138,210)
                                                          --------------------
                                                            $    (8,474,856)
                                                          ====================

                       UIC 401(k) Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:



                                                      DECEMBER 31
                                                 2001                  2000
                                         --------------------------------------

   Fidelity Magellan Fund                 $    35,507,950      $    41,348,122
   Fidelity Managed Income Portfolio           17,477,649           17,018,706
   Fidelity Growth & Income Fund               14,100,271           15,426,664
   Fidelity Contrafund                         10,462,074           12,495,612


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                       UIC 401(k) Retirement Savings Plan

                                 EIN: 95-2081809
                                   Plan # 002

                              Schedule H, Line 4i -
                    Schedule of Assets (Held At End of Year)

                                December 31, 2001

                                                              DESCRIPTION OF INVESTMENT,
                                                           INCLUDING MATURITY DATE, RATE OF
 IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY     INTEREST, PAR OR MATURITY VALUE          COST**          CURRENT VALUE
--------------------------------------------------------- ----------------------------------- ------------------ ------------------
Mutual Funds
  *Fidelity Magellan Fund                                        340,702 shares                                      $ 35,507,950
  *Fidelity Managed Income Portfolio                          17,477,649 shares                                        17,477,649
  *Fidelity Retirement Government Money Market Fund            2,920,813 shares                                         2,920,813
  *Fidelity Growth & Income Fund                                 377,214 shares                                        14,100,271
  *Fidelity Contrafund                                           244,612 shares                                        10,462,074
  *Fidelity Investment Grade Bond Fund                           288,488 shares                                         2,117,500
  *Fidelity Diversified International Fund                        21,803 shares                                           416,002
   Alger Mid Cap Growth Fund                                      72,401 shares                                         1,076,610
  *Fidelity Low Priced Stock Fund                                110,127 shares                                         3,019,688
   Invesco Total Return Fund                                       9,602 shares                                           240,146
   Spartan US Equity Index                                        50,351 shares                                         2,046,266
   Janus Balanced Fund                                            24,644 shares                                           483,765
   Janus Mercury Fund                                             34,677 shares                                           720,944
   Templeton Foreign A Fund                                       23,392 shares                                           216,378
                                                                                                                 ------------------
                                                                                                                       90,806,056
 Common Stock
   *United Industrial Corporation Common Stock                    83,445 shares                                         1,397,704

 Other
   Self-directed brokerage accounts                                                                                       653,911

Participant loans                                            Interest rates from 8.00% -
                                                             11.50%; maturities to November
                                                                          2016                                          1,771,949
                                                                                                                 ------------------
Total                                                                                                                 $94,629,620
                                                                                                                 ==================


*   Party in interest
** Historical cost has not been presented as all investments are participant directed

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 26th day of June, 2002.



                                   By: /s/ James H. Perry
                                       --------------------------------------
                                       James H. Perry
                                       Committee Member

                                  EXHIBIT INDEX



Exhibit No.                               Description
-----------                               -----------

  23.1                           Consent of Independent Auditors